Exhibit 99.1

August 10, 2026

Star Bulk Carriers Corp.

40 Agiou Konstantinou Str

Marousi, 15124 GREECE

Attention: Christos Begleris, Simos Spyrou

Email: cbegleris@starbulk.com; sspyrou@starbulk.com

Christos, Simos:

Reference is made to that certain Agreement for the Sale and Purchase of 16 Vessels, dated March 6, 2026 (the “Agreement”), by and between Star Bulk Carriers Corp. (“Star Bulk”) and Diana Shipping Inc. (“Diana”). Capitalized terms used but not defined in this letter shall have the meaning set forth in the Agreement.

Following Star Bulk’s request, I am writing to confirm that, effective as of the date of this letter (the “Effective Date”), Star Bulk and Diana have mutually agreed that (i) Star Bulk shall be released from its commitment and obligation to purchase (directly or indirectly) any and all of the Vessels from Diana, (ii) Diana shall be released from its commitment and obligation to sell (directly or indirectly) any and all of the Vessels to Star Bulk, and (iii) notwithstanding anything set forth in the Agreement to the contrary, the Agreement and all rights and obligations of each of Star Bulk, Diana, and their respective subsidiaries and affiliates shall terminate and cease to be of any further force or effect on the Effective Date, without further obligation or liability of any party thereunder.

On behalf of Diana, I wish to express my gratitude for Star Bulk’s partnership throughout this process.

Yours Sincerely,

/s/ Semiramis Paliou

Director and Chief Executive Officer